LICENSE AGREEMENT

THIS LICENSE AGREEMENT (this “Agreement”) is made and entered into as of the 15th day of August, 2011 (the “Effective Date”), by and between EMERALD PEAK MINERALS, L.L.C., a Utah limited liability company (“Licensor”) with an address of 2150 South 1300 East, Suite 350, Salt Lake City, Utah 84106 and PEAK MINERALS INC., a Delaware corporation authorized to do business in the State of Utah (“Licensee”) with an address of 2150 South 1300 East, Suite 350, Salt Lake City, Utah 84106.

RECITALS

A.          Licensor is the Lessee under certain Utah State Mineral Leases (the “State Leases”) issued by the Utah School and Institutional Trust Lands Administration (the “SITLA”) for the mining of Potash as classified and defined in Utah Administrative Code R850-25-100(1)(b) (“Leased Substances”) on lands owned by SITLA (the “SITLA Lands”) located in Millard County, State of Utah.  The State Leases and SITLA Lands covered thereby are more particularly described on Exhibit A attached hereto and incorporated herein.

B.           Licensee desires to obtain an exclusive license from Licensor to enter upon the SITLA Lands to conduct exploration and prospecting operations to determine the presence, location, quantity and value of Leased Substances contained in, on or under the SITLA Lands.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.           Grant of Exploration Rights.  Licensor grants Licensee the full and exclusive right and authority to enter upon the SITLA Lands to conduct such exploration and prospecting operations as Licensee may deem appropriate to determine the presence, location, quantity, and value of Leased Substances contained in, on, or under the SITLA lands covered by the SITLA Leases and any water appurtenant to the same.  Such operations may include, but shall not be limited to, mapping, sampling (including bulk sampling), trenching, drilling, testing, assaying, conducting environmental studies, and engaging in other geochemical and geophysical exploration methods whether now known or in the future developed, for such purposes.  Licensee may establish drill sites and construct such minor roads as may be necessary to the conduct of the foregoing activities on the SITLA Lands without the prior consent of Licensor.  Licensee also may mine and remove such amount of Leased Substances as Licensee may deem appropriate for sampling, testing, and evaluation of the SITLA Lands and Leased Substances, however, Leased Substances may not be removed for sale.  In addition, Licensee shall have the right: (a) to use all easements and all rights-of-way for ingress and egress to and from the SITLA Lands to which Licensor may be entitled; (b) to obtain all permits, approvals, and other federal, state, and local governmental authorizations as Licensee deems necessary to conduct its exploration activities on the SITLA Lands; (c) to exercise all other rights that are or may be incidental to any or all of the rights granted, expressly or implicitly, to Licensee in this Agreement; and (d) to the extent Licensor possesses the title and authority to grant it, to possess and use all or any part of the SITLA Lands for the purpose of exploring any adjoining or nearby property optioned, owned, controlled or operated by Licensee.

2.           Consideration.  In addition to other good and valuable consideration including but not limited to the overriding royalty granted Licensor by Licensee under that certain Commercial Services Agreement dated April 18, 2011, during the Primary Term and any extended term of the State Leases, Licensee shall pay to Licensor on or before September 1 of each year the sum of forty thousand dollars ($40,000.00).  Said annual payment shall be made until such time as the annual overriding royalty paid to Licensor on production from or attributable to the State Leases is equal to or greater than $40,000.00.  Thereafter provided such annual overriding royalty amount paid to Licensor equals or exceeds said amount no further payments shall be due or payable; provided, however, in the event the annual overriding royalty amount paid to Licensor is less than $40,000.00, then Licensee shall pay to Licensor the difference between the annual overriding royalty amount paid to Licensor and $40,000.00.

3.           Mutual Cooperation.  The parties will cooperate in providing any additional documents that may be required hereunder and will take or cause to be taken such action which may be reasonably necessary to effectuate the purposes of this Agreement.

4.           Applicable Laws and Regulations.  Licensee shall comply with all applicable federal, state, and local statutes, regulations, and ordinances, including without limitation, all current and future rules and regulations adopted by the SITLA and its successor agencies.

5.           Assignment, Successors and Assigns.  This Agreement shall not be assigned, conveyed, or otherwise transferred by a party without the prior written consent of the other party, which consent cannot be unreasonably withheld.  This Agreement shall be binding as to the parties’ representatives, successors and assigns.

6.           Notices.  Any notice expressly provided for under this Agreement must be in writing, given either by hand, by mail or facsimile, and shall be deemed effective when sent in a manner that provides confirmation or acknowledgement of delivery and received at the address of the party set forth in this Agreement (or as such address may be changed from time to time by written notice pursuant to this Section).

7.           Termination.  This Agreement shall terminate upon the expiration or termination of all of the State Leases.

8.           Entire Agreement.  This Agreement sets forth the entire agreement between the parties with respect to the subject matter of this Agreement.  No subsequent alteration or amendment to this Agreement shall be binding upon the parties unless signed by each of them.

9.           Governing Law.  This Agreement shall be construed in accordance with, and governed by, the laws of the State of Utah.

10.         Counterparts.  This Agreement may be executed in Counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

In witness whereof, the parties have caused this Agreement to be duly executed as of the date first set forth above.

LICENSOR:	LICENSEE:

Emerald Peak Minerals, L.L.C.,	Peak Minerals, Inc.,
a Utah limited liability company	a Delaware corporation

By: /s/ Lance D’Ambrosio	By: /s/ Woods Silleroy
Its: CEO	Its: Vice President

EXHIBIT A
to
License Agreement

STATE LEASES

Utah State Mineral Leases for Potash issued effective as of September 1, 2008, by the State of Utah, School and Institutional Trust Lands Administration to Emerald Peak Minerals, LLC, located on the following described lands in Millard County, Utah:

ML-51479

T21S, R12W, SLB&M
Sec. 32, all.
Containing 640.00 acres, more or less.

ML-51480

T22S, R11W, SLB&M
Sec. 2:	Lots 1 (41.95), 2 (42.12), 3 (42.29), 4 (41.29), 5 (39.22), 6 (39.53), 7 (39.84),
S1/2 NE1/4, E1/4 NW1/4, E1/2 SW1/4, SE1/4;
Sec. 16, all.
Containing 1,286.24 acres, more or less.

ML-51481

T22S, R12W, SLB&M
Sec. 16, all;
Sec. 32, all.
Containing 1,280.00 acres, more or less.

ML-51482

T23S, R12W, SLB&M
Sec. 16, all;
Sec. 32, all;
Sec. 36, all.
Containing 1,920.00 acres, more or less.

ML-51483

T24S, R12W, SLB&M
Sec. 2:	Lots 1 (40.80), 2 (40.81), 3 (40.81), 4 (40.82) S1/2N1/2, S1/2 [ALL]
Sec. 16, all.
Containing 1,283.24 acres, more or less.

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